TTBD, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

1. GENERAL

Basis of Presentation — The accompanying financial statements of TTBD, LLC (TTBD or the "Company"), a limited liability company and securities broker-dealer, have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). TTBD is a wholly owned subsidiary of TT Securities Group, LLC (TTSG). TTSG is a wholly owned subsidiary of Trading Technologies International, Inc. (TTI).

Nature of Operations — The Company, a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company licenses software and patents on a transactional fee basis for customers trading securities. FINRA compliance and SEC regulations require that a broker-dealer be registered when fee-based structures are in place for trading securities on a transactional basis. The customers of the Company are primarily proprietary trading firms, investment banking firms, commercial banks, and derivative exchanges. These customers are located in the United States of America, Europe, and India. Four of the Company's customers account for 88% of total revenue.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition — Revenue from software licenses is earned on a transactional basis in the month the software is used. A receivable is established for fees earned but not yet collected.

General and Administrative Expenses — General and administrative expenses reflect costs allocated to the Company from TTI or other affiliates of TTI for providing administrative activities to the Company.

Regulatory Fees and Other Expenses — Regulatory fees and other expenses are expensed as incurred and reflect FINRA licensing fees, state filing fees, commission expenses, and other costs incurred in the normal course of business.

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from those estimates.

Contingencies — In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statements; however, the Company is unable to predict the outcome of these matters.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined under the Rule.

At December 31, 2015, the Company had net capital, as defined under the Rule, of $98,303, which was $93,303 in excess of required net capital of $5,000. The Company's aggregate indebtedness, as defined under the Rule, was 40.02% of its net capital.

4. INCOME TAXES

The Company currently joins TTI and its other eligible domestic subsidiaries in the filing of a consolidated federal income tax return. As a limited liability company, the Company is not a taxable entity under the provisions of the Internal Revenue Code. The Company had no liability for unrecognized tax benefits at December 31, 2015 and there were no activities related to unrecognized tax benefits during the year. The Company believes that it is reasonably possible that the liability balance for unrecognized tax benefits will not significantly increase or decrease within the next 12 months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

5. RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement dated December 14, 2015, with TTI (which superseded a previous expense sharing agreement dated February 18, 2015), whereby TTI has agreed to be solely responsible for certain general and administrative expenses of the Company, and as such, TTI will be paid $2,640 per month ($31,680 annually) by the Company for being responsible for such expenses. The related party payable of $39,083 due to TTI related to this agreement and other expenses paid by TTI on behalf of the Company is recorded in the Company's statement of financial condition as of December 31, 2015.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the issuance of these financial statements and determined that there have been no events that require adjustment to or disclosure in the financial statements.

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